UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File No. 001-39730

VISION MARINE TECHNOLOGIES INC.

(Translation of registrant’s name into English)

730 Boulevard du Curé-Boivin

Boisbriand, Québec, J7G 2A7, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

General

The information contained in this Report on Form 6-K (this “Form 6-K”) is hereby incorporated by reference into our Registration Statement on Form F-3 (File No. 333-284423), Registration Statement on Form F-3 (File No. 333-291917) and Registration Statement on Form S-8 (File No. 333--264089).

On April 14, 2026, Vision Marine Technologies Inc. (the “Company”) furnished a report on Form 6-K (SEC Accession No. 0001104659-26-043189), which included its unaudited condensed consolidated financial statements and related management’s discussion and analysis for the three-month and six-month periods ended February 28, 2026. On April 15, 2026, the Company issued a press release announcing its financial results for such periods and providing an update on its business and recent developments. A copy of the press release is furnished as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

The information furnished in this Form 6-K, including the information contained in Exhibit 99.1, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Exhibit Index

Exhibit No.	Exhibit
99.1	Press Release, dated April 15, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VISION MARINE TECHNOLOGIES INC.

Date: April 15, 2026	By:	/s/ Raffi Sossoyan
	Name:	Raffi Sossoyan
	Title:	Chief Financial Officer